A special shareholders meeting was held on April 24, 1996 at which time an amendment to the existing Investment Advisory Agreement between AAL Variable Product Series Fund, Inc. and Aid Association for Lutherans was approved.

                                                  Votes For           Total Votes         %

Actual Votes received from Contractholders        6,934,234.990       7,013,902.686       98.864
Echo Vote of Unvoted Units                        7,248,883.875       7,330,173.286       98.891
Unit Summary                                      14,183,118.860      14,344,075.960      98.878
Echo Vote of Variable Annuity Fund Shares         14,473,735.650      14,637,043.650      98.884
Echo Vote of AAL Capital Investment Shares        4,935,350.115       4,999,998.532       98.707
Total Vote                                        19,409,085.750      19,637,042.180      98.839


The above approval was by the requisite percentage required by the Investment Company Act of 1940.